

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 27, 2023

Ban Siong Ang
Chief Executive Officer
Heyu Biological Technology Corp
Room 1901, Baotuo Building, 617 Sishui Street
Huli District, Xiamen City,
Fujian Province, China 361009

Re: Heyu Biological Technology Corp
Form 10-K for the Fiscal Year Ended December 31, 2022
Filed March 23, 2023
File No. 000-26731

Dear Ban Siong Ang:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences